

Mail Stop 3720

August 24, 2006

Via U.S. Mail and Fax

Thomas F. Chapman,
Chairman and Chief Executive Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

      RE: Equifax, Inc.
            Form 10-K for the fiscal year ended December 31, 2005
            Filed March 3, 2006

            Form 10-Q for the quarter ended March 31, 2006
            File No. 001-06605

Dear Mr. Chapman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director